UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 AND 15d -16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 7-31-02

FOR THE MONTH OF July 2002

CANADIAN ZINC CORPORATION
(Name of Registrant)

Suite 1202 - 700 West Pender Street, Vancouver, British Columbia Canada
V6C 1G8
(Address of principal executive offices)

1. Press release — July 16, 2002
2. British Columbia Securities Commission Form 53-901F/ Ontario Securities Commission Form 27 — July 16, 2002
3. Offering Memorandum — July 16, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40F.
Form 20-F X Form 40F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934. YES___ No XX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Zinc Corporation; SEC File #0-22216
(Registrant)

Date: August 7, 2002 By
Malcolm J.A. Swallow, President & C.E.O.

CANADIAN ZINC CORPORATION

PRESS RELEASE **July 16, 2002**

Trading Symbol: T-CZN

BROKERED FINANCING CANCELLED; ALTERNATIVE FINANCING PURSUED

Canadian Zinc Corporation ("the Company") has cancelled its previously announced brokered private placement with Raymond James Limited due to market conditions. (See news release dated June 7 2002.)

In the meantime, in order to not delay the start of exploration work at the Company's newly acquired Damoti Lake high grade gold project in the Northwest Territories, the Company is pursuing alternative financing arrangements on a non-brokered basis. Such financing will involve both "Super Flow Through Shares" and "Non Flow Through Units" consisting of one (non flow through) common share and one half of one share purchase warrant. Proceeds from the financings will be used at Damoti Lake to commence exploration and drilling on this high-grade gold property. Funds will also be expended at the Company's Prairie Creek base metal property. Non-Flow through funds will be expended on general working capital.

The Company expects to re-arrange the major financing for the remainder of the 2002 exploration program as soon as market conditions permit.

Canadian Zinc signed an option on the 4600-hectare Damoti Lake high-grade gold project with Doublestar Resources Ltd. in June 2002. Both Companies recognised an opportunity to further explore and expand the gold potential on the property. For a complete review of the Company and the Damoti Lake Project, please visit our web site at www.canadianzinc.com

"John A. MacPherson"
John A. MacPherson
Chairman

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Suite 1202-700 West Pender Street
Vancouver, BC V6C 1G8
Tollfree: 1-866-688-2001 Tel: (604) 688-2001 Fax: (604) 688-2043
E-mail: czn@canadianzinc.com Website: www.canadianzinc.com

FORM 53-901F (British Columbia)
FORM 27 (Ontario)

SECURITIES ACT

Material Change Report under:

Section 85(1) of the *Securities Act* (British Columbia) & Section 151 of the *Securities Rules*
Section 75(2) of the *Securities Act* (Ontario)

Item 1

Reporting Issuer

CANADIAN ZINC CORPORATION (the "Issuer")
Suite 1202-700 West Pender Street,
Vancouver, BC V6C 1G8

Telephone: 1-604-688-2001
Facsimile: 1-604-688-2043

Item 2 Date of Material Change

July 16, 2002, being the date of the news release.

Item 3 Press Release

A news release announcing the material change was issued through CCNMatthews (formerly Canadian Corporate News Inc.) and submitted to the Surveillance Department of the Toronto Stock Exchange on July 16, 2002. Copies have also been filed by SEDAR with the British Columbia Securities Commission and the Ontario Securities Commission. A copy of the news release is attached hereto.

Item 4 Summary of Material Change

The Issuer announced that it had cancelled its previously announced brokered private placement with Raymond James Limited due to market conditions. (See news release dated June 7 2002.)

In the meantime, in order to not delay the start of exploration work at the Issuer's newly acquired Damoti Lake high grade gold project in the Northwest Territories, the Issuer is pursuing alternative financing arrangements on a non-brokered basis. Such financing will involve both "Super Flow Through Shares" and "Non Flow Through Units" consisting of one (non flow through) common share and one half of one share purchase warrant. Proceeds from the financings will be used at Damoti Lake to commence exploration and drilling on this high-grade gold property. Funds will also be expended at the Issuer's Prairie Creek base metal property. Non-Flow through funds will be expended on general working capital.

Item 5 Full Description of Material Change

Please see attached news release.

Item 6 Reliance on Section 85(2) of the Securities Act (British Columbia)
Reliance on Section 75(3) of the Securities Act (Ontario)

Not applicable.

Item 7 Omitted Information

Nil.

Item 8 Senior Officer/Director

Malcolm J.A. Swallow, President & CEO
(CANADA) 1-866-688-2001

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia as of the 16th day of July, 2002.

CANADIAN ZINC CORPORATION

By: *"Malcolm J. A. Swallow"*
Malcolm J.A. Swallow, President & CEO

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

CANADIAN ZINC CORPORATION

PRESS RELEASE **July 16, 2002**

Trading Symbol: T-CZN

BROKERED FINANCING CANCELLED; ALTERNATIVE FINANCING PURSUED

Canadian Zinc Corporation ("the Company") has cancelled its previously announced brokered private placement with Raymond James Limited due to market conditions. (See news release dated June 7 2002.)

In the meantime, in order to not delay the start of exploration work at the Company's newly acquired Damoti Lake high grade gold project in the Northwest Territories, the Company is pursuing alternative financing arrangements on a non-brokered basis. Such financing will involve both "Super Flow Through Shares" and "Non Flow Through Units" consisting of one (non flow through) common share and one half of one share purchase warrant. Proceeds from the financings will be used at Damoti Lake to commence exploration and drilling on this high-grade gold property. Funds will also be expended at the Company's Prairie Creek base metal property. Non-Flow through funds will be expended on general working capital.

The Company expects to re-arrange the major financing for the remainder of the 2002 exploration program as soon as market conditions permit.

Canadian Zinc signed an option on the 4600-hectare Damoti Lake high-grade gold project with Doublestar Resources Ltd. in June 2002. Both Companies recognised an opportunity to further explore and expand the gold potential on the property. For a complete review of the Company and the Damoti Lake Project, please visit our web site at www.canadianzinc.com

"John A. MacPherson"
John A. MacPherson
Chairman

This news release may contain forward looking statements based on assumptions and judgments of management regarding future events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Suite 1202-700 West Pender Street
Vancouver, BC V6C 1G8
Tollfree: 1-866-688-2001 Tel: (604) 688-2001 Fax: (604) 688-2043
E-mail: czn@canadianzinc.com Website: www.canadianzinc.com

OFFERING MEMORANDUM

Dated : July 16, 2002

CANADIAN ZINC CORPORATION
700 Pender Street West, Suite 1202
Vancouver, British Columbia, V6C 1G8
Tel: (604) 688-2001 Fax: (604) 688-2043
E-Mail: czn@canadianzinc.com

TSX : CNZ

THE OFFERING

Securities offered:	Up to 1,000,000 Flow-Through Common Shares ("Flow-Through Shares") (the "**Flow-Through Offering**") Up to 600,000 Units, each Unit consisting of one (non flow-through) common share ("**NFT Share**") and one-half of one share purchase warrant (the "**Unit Offering**"). See Item 5.
Price per security:	$0.23 per Flow-Through Share $0.23 per Unit
Minimum/maximum offering:	Neither the Flow-Through Offering nor the Unit Offering is subject to any minimum. **You may be the only Purchaser.**
Payment terms:	Bank draft or certified cheque on closing
Proposed closing date:	One or more dates prior to July 31, 2002
Tax consequences	There are important tax consequences to an investment in Flow-Through Shares. See item 6.
Selling agent:	No.

Resale Restrictions

You will be restricted from selling your securities for four (4) months. See Item 10.

Purchaser's Rights

You have 2 business days to cancel your agreement to purchase these securities. If there is a misrepresentation in this offering memorandum, you have the right to sue either for damages or to cancel this agreement. See item 11.

No securities regulatory authority has assessed the merits of these securities or reviewed this offering memorandum. Any representation to the contrary is an offence. This is a risky investment. See item 8.

Item 1 Use of Available Funds

1.1 *Net Proceeds and Available Funds*

The proceeds of the offering and the funds which will be available to us after this offering are as follows:

		Assuming offering fully subscribed
A	Amount to be raised by this offering	$368,000 [(1)]
B	Selling commissions and fees	$Nil
C	Estimated offering costs (including legal, accounting, audit, etc.)	$2,500
D	Net Proceeds: D=A-(B+C)	$365,500
E	Current working capital (or working capital deficiency) of issuer as at June 30, 2002	$45,000
F	Available funds: F=D+E	$410,500

(1) All proceeds received from the Flow-Through Offering will be used to incur Canadian exploration expense. See "Income Tax Consequences". Selling commissions and fees and offering costs (B & C in table) will be paid from existing working capital, or from the proceeds of the Unit Offering portion of this financing.

1.2 *Use of Available Funds*

We will use all of the proceeds received from the Flow-Through Offering to incur Canadian exploration expense on the Damoti Lake property and if exploration work indicates that further work on the Damoti Lake property is not warranted, on the Prairie Creek property. Proceeds of the Unit Offering will be used for working capital purposes.

1.3 *Reallocation*

We intend to spend the available funds as stated. We will reallocate funds only for sound business reasons. If exploration work indicates that further work on the Damoti Lake property is not warranted, the Company may reallocate funds received from the Flow-Through Offering to incur CEE (as hereinafter defined) on its Prairie Creek property, including the Gate Claims, and for regional exploration which will qualify as CEE. See "Information About the Issuer – Business Summary" and "Income Tax Consequences".

1.4 *Insufficient Proceeds*

The proceeds of this offering will be sufficient to fund a portion of the Issuer's commitments on the Damoti Lake property but will not be sufficient to fund all of the expenditures required for the Issuer to maintain its option on the Damoti Lake property or to earn a 50% interest in the Damoti Lake Property. There is no assurance that additional required financing will be available. See "Information About the Issuer – Business Summary".

Item 2 Information About the Issuer

2.1 ***Business Summary***

The Issuer is engaged in the exploration and development of mineral resources. Its properties are in the exploration stage. The Issuer's principal project is the Prairie Creek zinc/lead/silver property, an advanced stage project, in the Northwest Territories, approximately 300 miles west of Yellowknife and 210 miles north of Fort Nelson, British Columbia. The Issuer has also recently entered into a letter of intent to acquire an option to earn a 50% interest in the Damoti Lake gold property, located approximately 120 air miles north of Yellowknife, Northwest Territories. It is anticipated that the Issuer's financial and management resources over the next 12 months will be spent primarily on the Damoti Lake property, and secondly, on the Prairie Creek property.

Between 1992 and 2000 the Issuer's resources were focussed primarily on exploration of the Prairie Creek property. In January, 2001 a Scoping Study was completed on the Prairie Creek property by the Company and was subsequently reviewed by Micon International Limited of Toronto. As part of the review the resources at Prairie Creek were reviewed by Alan B. Taylor, P. Geo., a Qualified Person under National Policy Statement 43-101. The Scoping Study was designed to outline and guide the redevelopment of the existing mine and mill on the Prairie Creek property. The study identified a number of different development and production scenarios. However, due to continuing depressed zinc prices, the board of directors of the Issuer made a decision early in 2002 to diversify into other properties and other metals.

In keeping with this new diversification strategy, in March, 2002 the Issuer signed a Letter of Intent with Standard Mining Corporation, a wholly-owned subsidiary of Doublestar Resources Ltd. (the "Optionor") to enter into a formal option agreement which will entitle the Issuer to acquire a 50% interest in the Damoti Lake gold property. The Issuer has a director in common with the Optionor. A formal option agreement was entered into on June 20, 2002. To earn a 50% interest in the Damoti Lake property the Issuer will be required to spend an aggregate of $2.4 million over four years and assume certain other obligations respecting the property including all costs required to maintain the property in good standing. The minimum expenditure requirement for the first year is $250,000. In addition, the Issuer is required, upon execution of the formal option agreement, to pay $20,000 and issue 100,000 shares of the Optionee. To maintain the option, the Issuer will be required to make annual payments to the Optionor of $25,000 cash and shares of the Issuer having a value of $20,000 on the first anniversary date, $30,000 cash and shares of the Issuer having a value of $20,000 on the second anniversary date and $35,000 cash and shares of the Issuer having a value of $20,000 on the third anniversary date. All expenditures made by the Issuer in connection with maintaining and exploring the Damoti Lake property, other than the foregoing annual cash and share payments can be credited against the $2.4 million expenditures required to earn the 50% interest.

As described below under "***Item 6 Income Tax Consequences***", a 15% federal tax credit is available for certain types of CEE. These expenditures consist of: (i) an expense in conducting mining exploration activity from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a mineral resource (other than coal or oil sands), and (ii) is not an expense in respect of trenching if one of the purposes of the trenching is to carry out preliminary sampling (other than "specified sampling"), digging test pits (other than digging test pits for the purpose of carrying out "specified sampling"), and preliminary sampling (other than "specified sampling").

"Specified sampling" is the collecting and testing of samples in respect of a mineral resource, except that it does not include (i) the collecting or testing of a sample that, at the time the sample is collected, weighs more than 15 tonnes, and (ii) the collecting or testing of a sample collected at any time in a calendar year in respect of any one mineral resource if the total weight of all such samples collected (by any person or partnership or any combination of persons and partnerships) in the period in the calendar year that is before that time (other than samples each of which weighs less than one tonne) exceeds 1,000 tonnes.

Based on the foregoing, the Issuer is of the view that the exploration programs planned for the Damoti Lake property and the Prairie Creek property should qualify for the 15% federal tax credit.

2.2 *Existing Documents Incorporated by Reference*

Information in the documents listed in the table below has been incorporated by reference into this offering memorandum from documents filed with securities regulatory authorities in Canada. The documents incorporated by reference are available for viewing on the SEDAR website at www.sedar.com. In addition, copies of the documents may be obtained on request without charge from Canadian Zinc Corporation, Suite 1202, 700 Pender Street West, Vancouver, BC, V6C 1G8, Attention: John MacPherson (604) 688-2001.

Documents listed in the table and information provided in those documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement in this offering memorandum or in any other subsequently filed document that is also incorporated by reference in this offering memorandum.

Description of document	Date of Document
Annual Information Form	April 20, 2002
Material Change Report	July 16, 2002
Material Change Report	June 20, 2002
Material Change Report	June 7, 2002
Material Change Report	May 28, 2002
Material Change Report	May 27, 2002
Material Change Report	May 17, 2002
Material Change Report	May 9, 2002
Material Change Report	March 11, 2002
Material Change Report	March 4, 2002
Material Change Report	February 12, 2002
Material Change Report	Jan 10, 2002
Audited financial statements for the financial year ended December 31, 2001	March 8, 2002

Description of document	Date of Document
2001 Annual Report (including Management's Discussion and Analysis)	April 22, 2002
Interim financial statements for the financial period ended March 31, 2002	May 30, 2002
Management's Discussion and Analysis for the interim financial statements for the financial period ended March 31, 2002	May 30, 2002
Management Proxy Information Circular for the Issuer's annual general meeting held on May 24, 2002, other than the information contained therein which is specifically excluded under item 2.4 below.	April 15, 2002
Technical Report on the Prairie Creek property[(1)]	January 29, 2001

(1) Filed with certificates and consents by SEDAR with the British Columbia, Alberta and Ontario Securities Commissions pursuant to National Instrument 43-101 "Standards of Disclosure for Mineral Projects" on April 24, 2001.

2.3 *Existing Documents Not Incorporated by Reference*

Other documents available on the SEDAR website (for example, most press releases, take-over bid circulars, prospectuses and rights offering circulars) are not incorporated by reference into this offering *memorandum unless they are specifically referenced in the table above. Your rights as described in item* 11 of this offering memorandum apply only in respect of information contained in this offering memorandum and documents or information incorporated by reference.

2.4 *Existing Information Not Incorporated by Reference*

The following information contained in the Issuer's Information Circular dated as of April 15, 2002, is not incorporated by reference into this offering memorandum:

(a) regarding re-pricing downward of stock options or free standing stock appreciation rights;

(b) regarding the composition of the compensation committee of the board of directors of the Issuer and its report, if any, on executive compensation;

(c) any graph comparing the yearly percentage change in the Issuer's cumulative total shareholder return on publicly traded securities with the cumulative total return of a broad equity market index of a published industry index; and

(d) regarding the Issuer's corporate governance practices.

2.5 *Future Documents Not Incorporated by Reference*

Documents filed after the date of this offering memorandum are not deemed to be incorporated into this offering memorandum. However, if you subscribe for securities and before closing an event occurs, or there is a change in our business or affairs, that make the certificate to this offering memorandum no longer true, we will provide you with an update of this offering memorandum, including a newly dated and signed certificate, and will not accept your subscription until you have re-signed the agreement to purchase the securities.

Item 3 Directors, Officers, Promoters and Principal Holders

3.1 The following table sets out information about each director, officer and promoter of the Company and each person who directly or indirectly beneficially owns or controls 10% or more of any class of voting securities of the Company (a "principal holder").

Name and municipality of principal residence	Positions held with the Issuer (eg. director, officer, promoter and/or principal holder)
Malcolm J.A. Swallow Langley, BC	Director, President and Chief Executive Officer
Robert J. Gayton West Vancouver, BC	Director, Vice-President of Finance, Chief Financial Officer and Corporate Secretary
John A. MacPherson North Vancouver, BC	Director, Chairman of the Board and Promoter
Dr. Hugh C. Morris Tsawassen, BC	Director
Dr. David Shaw Vancouver, BC	Director
John F. Kearney Toronto, Ontario	Director

3.2 You can obtain further information about the directors and senior officers from the Issuer's Management Information Circular dated as of April 15, 2002 and Annual Information Form dated April 20, 2002, both of which are available for viewing on the SEDAR website at www.sedar.com.

3.3 Current information regarding the securities held by directors, senior officers and principal holders can be obtained from the BC Securities Commission website: www.bcsc.bc.ca and the Ontario Securities Commission web site at www.osc.gov.on.ca The Issuer cannot guarantee the accuracy of this information.

Item 4 Capital Structure

4.1 ***Outstanding Securities (other than debt)***

Description of security	Number authorized to be issued	Number outstanding as at July 1, 2002	Number outstanding assuming completion of maximum offering
Common shares	100,000,000	33,318,015	34,918,015
Share Purchase Warrants	N/A	5,762,600[(1)]	6,362,600
Incentive Stock options[(2)]	5,100,000	2,750,000	2,750,000

Notes:

1. Includes:

   150,000 share purchase warrants exercisable to acquire one additional common share of the Company at $0.55 per share until July 17, 2002.

   1,272,600 share purchase warrants exercisable to acquire one additional common share of the Company at $0.40 per share until July 13, 2003.

   3,340,000 share purchase warrants exercisable to acquire one additional common share of the Company at $0.20 per share until December 18, 2002 and at $0.23 per share until December 18, 2003.

   1,000,000 share purchase warrants exercisable to acquire one additional common share of the Company at $0.20 per share until February 8, 2003 and at $0.23 per share until February 8, 2004.

2. Of the 2,750,000 stock options granted, 50,000 are exercisable until August 25, 2002 at a price of $0.20 per share, 100,000 are exercisable until June 9, 2003 at a price of $0.15 per share, 170,000 are exercisable until April 15, 2004 at a price of $0.20 per share, 100,000 are exercisable until December 8, 2004 at a price of $0.20 per share, 1,130,000 are exercisable until June 28, 2005 at a price of $0.20 per share, 550,000 are exercisable until July 20, 2005 at a price of $0.20 per share, 200,000 are exercisable until March 11, 2007 at a price of $0.23 per share, 250,000 are exercisable until March 18, 2007 at a price of $0.20 per share and 200,000 are exercisable until April 24, 2007 at a price of $0.24 per share.

Item 5 Securities Offered

5.1 ***Terms of Securities***

Flow-Through Offering

The Flow-Through Shares are common shares of the Company ("**Common Shares**") which have additional attributes as described under item 6. "Income Tax Consequences". Each Common Share is entitled to one vote at a meeting of shareholders. The Common Shares are not convertible into shares of any other class and are not redeemable or retractable. We have no present intention of paying dividends. Future dividends, if any, will be determined by our directors. The Common Shares are entitled to participate rateably in the assets of the issuer available for distribution on dissolution or winding up of the Issuer.

Unit Offering

Each Unit consists of one NFT Share and one-half of one share purchase warrant. Each whole warrant is exercisable to acquire one additional Common Share at an exercise price of $0.23 per share for a period of 18 months following Closing of the Unit Offering. The certificates representing the warrants will contain standard anti-dilution provisions. The NFT Shares are entitled to one vote at a meeting of shareholders. The NFT Shares are not convertible into shares of any other class and are not redeemable or retractable. We have no present intention of paying dividends. Future dividends, if any, will be determined by our directors. The NFT Shares are entitled to participate rateably in the assets of the issuer available for distribution on dissolution or winding up of the Issuer.

5.2 *Subscription Procedure*

Flow-Through Offering

You may subscribe for the Flow-Through Shares offered hereunder by completing and forwarding the following documentation to the Issuer at **Suite 1202 - 700 West Pender Street, Vancouver, British Columbia, V6C 1G8**:

(a) a completed, signed Flow-Through Subscription Agreement in the **yellow** form accompanying this offering memorandum, including any applicable schedules and appendixes attached thereto;

(b) a completed copy of a Risk Acknowledgement (Form 45-103F3) - you should keep a signed copy of this form; and

(c) a cheque or bank draft for the subscription amount payable to "**Canadian Zinc Corporation**".

Your subscription funds will be held in trust by the Issuer until midnight on the later of: (a) the second business day after the day on which your signed subscription agreement is received; and (b) the initial closing of the Flow-Through Offering.

The Closing of the Flow-Through Offering is not subject to any minimum. You may be the only purchaser. We expect to have an initial closing of the Flow-Through Offering on or prior to July 31 2002. We may close the Flow-Through Offering on an earlier or later date as we may determine.

Unit Offering

You may subscribe for the Units offered hereunder by completing and forwarding the following documentation to the Issuer at **Suite 1202 - 700 West Pender Street, Vancouver, British Columbia, V6C 1G8**:

(a) a completed, signed Unit Subscription Agreement in the **white** form accompanying this offering memorandum, including any applicable schedules and appendixes attached thereto;

(b) a completed copy of a Risk Acknowledgement (Form 45-103F3) - you should keep a signed copy of this form; and

(c) a cheque or bank draft for the subscription amount payable to "**Canadian Zinc Corporation**".

Your subscription funds will be held in trust until midnight on the later of: (a) the second business day after the day on which your signed subscription agreement is received; and (b) the date of closing of the Unit Offering.

The Closing of the Unit Offering is not subject to any minimum subscription. You may be the only Purchaser.

We expect to close the Unit Offering prior to July 31 2002. We may close the Unit Offering on an earlier or later date as we may determine.

We reserve the right to accept or reject subscriptions in whole or in part at our discretion and to close the subscription books at any time without notice. Any subscription funds for subscriptions that we do not accept will be returned promptly after we have determined not to accept the funds.

At the closing of the offering we will deliver to you certificates representing fully paid and non-assessable Flow-Through Shares, or Units, as applicable, provided the subscription price has been paid in full.

Item 6 Income Tax Consequences

The following information is applicable to the Flow-Through Offering only.

6.1 You should consult your own professional advisers to obtain advice on the tax consequences that apply to you.

6.2 The following summary of the significant tax consequences to Canadian residents of an investment in Flow-Through Shares is prepared by Thorsteinssons Tax Lawyers, special tax counsel to the Issuer. The income tax consequences will not necessarily be the same for all Purchasers but may vary depending on a number of factors, including the province of residence of the Purchaser, whether the Flow-Through Shares of the Issuer acquired by the Purchaser under the Flow-Through Offering are characterized as capital property and the amount the Purchaser's taxable income would be but for the participation in the Flow-Through Offering. The following discussion of the federal income tax consequences is, therefore, of a general nature only and is not intended to constitute a complete analysis of the income tax consequences and should not be interpreted as legal or tax advice to any particular Purchaser. EACH PROSPECTIVE PURCHASER SHOULD OBTAIN ADVICE FROM HIS OWN TAX ADVISOR AS TO BOTH THE FEDERAL AND PROVINCIAL INCOME TAX CONSEQUENCES OF HIS PARTICIPATION IN THIS OFFERING.

This summary is based on the current provisions of the Income Tax Act, the regulations thereunder (the "Regulations") and any proposed amendments to the Income Tax Act or Regulations publicly announced before the date hereof by the federal Minister of Finance ("Tax Proposals"). It also takes into account counsel's understanding of the current administrative practices of Canada Customs and Revenue Agency ("CCRA").

It has been assumed that any proposed amendments to the Income Tax Act and Regulations will be enacted in substantially their present form and that no other relevant amendments to the Income Tax Act or Regulations will come into force. However, no assurance can be given to this effect.

This summary does not address the federal income tax consequences of Purchasers who are:

(a) not residents of Canada;

(b) corporations whose principal business is related to the exploitation of natural resources (referred to in subsection 66(15) of the Income Tax Act as "principal-business corporations");.

(c) traders or dealers in resource properties referred to in subsection 66(5) of the Income Tax Act;

(d) agents acting on behalf of the Issuer in completing a flow-through share offering;

(e) partnerships or trusts; or

(f) "financial institutions" as defined in subsection 142.2(1) of the Income Tax Act.

Canadian Exploration Expenses - CEE Pool

Any "Canadian exploration expense" ("CEE") as defined in the Income Tax Act incurred by the Issuer and renounced by it to a Purchaser in accordance with the terms of the Flow-Through Subscription Agreement and pursuant to the rules in the Income Tax Act will, at the effective date of such renunciation, be considered as CEE incurred by the Purchaser. A corresponding amount will be added to the Purchaser's Cumulative CEE as defined in the Income Tax Act ("CEE pool").

Subject to certain restrictions imposed by the Income Tax Act, where a Purchaser who deals at arm's length with the Issuer enters into a Flow-Through Subscription Agreement, pays for the Flow-Through Shares in a particular calendar year, and remains at arm's length with the Issuer for the following calendar year, it is generally possible for the Issuer to renounce to that Purchaser, with an effective date of December 31 of the particular calendar year, certain CEE incurred by it under the Flow-Through Subscription Agreement in the calendar year following the particular year. The CEE qualifying for this treatment is an expenditure that is not the cost of depreciable property and is incurred for the purpose of determining the existence, location, extent or quality of a mineral resource in Canada, including any expense incurred in the course of prospecting, carrying out geological, geophysical or geochemical surveys, drilling by rotary, diamond, percussion or other methods, or trenching, digging test pits and preliminary sampling.

For example, provided the Purchaser enters into a Flow-Through Subscription Agreement with the Issuer and pays money for the full price of the Flow-Through Shares in 2002, the Issuer may incur CEE of the type described above at any time up to December 31, 2003. Provided certain conditions in the Income Tax Act are met and the Issuer agrees to renounce that CEE so incurred in 2003 to the Purchaser by March 31, 2003, with an effective date of December 31, 2002, the Purchaser will be deemed to have incurred that CEE at December 31, 2002. This is sometimes referred to as the “one year look-back rule”.

If such CEE renounced effective December 31, 2002 is not in fact incurred in 2003, the CEE so renounced will be reduced accordingly, effective as of December 3l, 2002. The result is that the Purchaser would be reassessed for its 2002 taxation year. However, the Purchaser would not be charged interest or penalties on any unpaid income tax arising as a result of such reduction for the period, provided any unpaid tax liability is settled on or prior to April 30, 2004.

Under the Income Tax Act, the Issuer will be precluded from renouncing any amount of CEE that constitutes Canadian Exploration and Development Overhead Expenses ("CEDOE") as defined for this purpose in the Regulations. In addition, the amount of CEE that the Issuer may renounce must be net of the amount of any form of "assistance" the Issuer receives, is entitled to receive or may reasonably be expected to receive, at any time, in respect of the exploration activities to which the CEE relates.

CEDOE generally includes an expense that is: (i) in respect of the administration, management or financing of the Issuer, (ii) in respect of the salary, wages or other remuneration or related benefits paid in respect of a person employed by the Issuer whose duties are not all or substantially all directed towards exploration or development activities, or (iii) in respect of the upkeep or maintenance of, taxes or insurance in respect of, or rental or leasing of, property other than property all or substantially all of the use of which by the Issuer is for the purposes of exploration or development activities. CEDOE can also include an expense of the Issuer that may reasonably be regarded as having been in respect of: (i) the use of or the right to use any property in which any person who was "connected with" the Issuer or the Purchaser had an interest, (ii) compensation for the performance of a service for the benefit of the Issuer by any person who was "connected with" the Issuer or the Purchaser, or (iii) the acquisition of any materials, parts or supplies from any person who was "connected with" the Issuer or the Purchaser.

A person and a particular corporation are "connected with" each other in the context of these rules concerning CEDOE if: (i) the person and the particular corporation are not dealing at arm's length for purposes of the Income Tax Act, (ii) the person has a direct or indirect shareholding ("equity percentage") in the particular corporation that is not less than 10 per cent, or (iii) the person is a corporation in which another person has an equity percentage that is not less than 10 per cent, and that other person has an equity percentage in the particular corporation that is not less than 10 per cent. A person and another person that is not a corporation are connected with each other if they are not dealing at arm's length for purposes of the Income Tax Act.

A Purchaser will be entitled to deduct, in computing his income from all sources for his taxation year, any amount that he may claim, not exceeding 100% of the balance of his CEE pool at the end of that taxation year. Deductions claimed by a Purchaser will reduce his CEE by a corresponding amount. To the extent that the Purchaser does not deduct the balance of his CEE pool at the end of a taxation year, the balance will be carried forward indefinitely and deductions may be made therefrom by the Purchaser in subsequent taxation years in accordance with the provisions of the Tax Act. The CEE pool of a Purchaser will be reduced by the amount of any assistance which he receives or becomes entitled to receive in respect of CEE previously incurred and included in his CEE pool. The CEE pool of an individual Purchaser, at any time in a taxation year, will be reduced by the amount of any of the 15% federal non-refundable investment tax credit (described below) claimed by the individual for a preceding year.

In the event that the balance of a Purchaser's CEE pool is negative at the end of a taxation year, the negative amount must be included in the Purchaser's income for that taxation year and the balance of his CEE pool will thereupon become nil. This result may arise where a Purchaser claims a deduction for the full balance of the Purchaser's CEE pool in a taxation year and, in the subsequent taxation year, is required to further reduce that CEE pool by the amount of the 15% federal investment tax credit received by the Purchaser as described below.

Exploration Tax Credits

CEE incurred by the Issuer before 2004 in conducting certain grass roots mining exploration activity from or above the surface of the earth for the purpose of determining the existence or location of certain mineral resource deposits will, upon renunciation to an individual Purchaser (other than a trust), give rise to a potential 15% non-refundable investment tax credit for that individual.

The CEE that gives rise to this investment tax credit consist of: (i) an expense in conducting mining exploration activity from or above the surface of the earth for the purpose of determining the existence, location, extent or quality of a mineral resource (other than coal or oil sands), and (ii) is not an expense in respect of trenching if one of the purposes of the trenching is to carry out preliminary sampling (other than "specified sampling"), digging test pits (other than digging test pits for the purpose of carrying out "specified sampling"), and preliminary sampling (other than "specified sampling"). "Specified sampling" is the collecting and testing of samples in respect of a mineral resource, except that it does not include (i) the collecting or testing of a sample that, at the time the sample is collected, weighs more than 15 tonnes, and (ii) the collecting or testing of a sample collected at any time in a calendar year in respect of any one mineral resource if the total weight of all such samples collected (by any person or partnership or any combination of persons and partnerships) in the period in the calendar year that is before that time (other than samples each of which weighs less than one tonne) exceeds 1,000 tonnes.

The amount of CEE upon which the federal credit is computed will be reduced by any provincial tax credit the Purchaser is entitled to receive or can reasonably be expected to receive in respect of the CEE. The federal credit can be used by a Purchaser to reduce the tax otherwise payable in the taxation year of the Purchaser in which the Purchaser becomes entitled to the credit. However, the credit will be limited to the extent it reduces the Purchaser's tax payable beyond the level of alternative minimum tax discussed below. Any unapplied portion of the credit may be claimed in the following ten years or the preceding three years.

It is not expected that a Purchaser would be entitled to any provincial tax credit in respect of the CEE to be renounced to the Purchaser as contemplated in this Flow-Through Offering, as the exploration will be conducted in the Northwest Territories.

Adjusted Cost Base of Common Shares

Each Flow-Through Share issued by the Issuer to a Purchaser pursuant to this offering will be deemed to have an initial cost to that Purchaser of nil.

Each NFT Share issued by the Issuer to a Purchaser should have a cost to that Purchaser of the subscription price of such Share.

The adjusted cost base of each common share of the Issuer owned by a Purchaser at any particular time, including shares issued to him under this Flow-Through Offering, will be the average adjusted cost base to him of all common shares of the Issuer owned at that time.

Disposition of Shares

The characterization of the Flow-Through Shares or NFT Shares issued under this Offering as capital property or as inventory to any particular Purchaser will be determined according to the principles ordinarily applicable to the characterization of shares of a corporation.

Generally, the disposition of a share held as capital property will result in a taxable capital gain (or an allowable capital loss) equal to one-half of the amount by which the proceeds of disposition and reasonable selling costs exceed (or are exceeded by) the adjusted cost base of the Purchaser for that share. The disposition of a share which is not held as capital property will result in a gain on income account (or loss), the full amount of which must be included (deducted) in computing a Purchaser's income for the year of disposition.

Any balance in a Purchaser's CEE pool at the time the Purchaser disposes of a Flow-Through Share will remain with that Purchaser and will not be transferred to the purchaser of the share.

Paid-Up Capital

Under the Income Tax Act, the Issuer will be required, for tax purposes, to reduce the legal paid-up capital of its Common Shares by an amount equal to 50% of the CEE renounced in respect of the Flow-Through Shares.

Interest on Funds Borrowed to Acquire Flow-Through Shares

While not entirely clear, counsel is of the view that a reasonable amount of interest paid or payable by a Purchaser on money borrowed to acquire Flow-Through Shares and NFT Shares should be deductible in computing the Purchaser's income for purposes of the Income Tax Act assuming the Purchaser continues to own the share or uses the borrowed funds to earn income from a business or property. Compound interest is deductible only when paid.

Dividends

Any dividends received by a Purchaser on shares of the Issuer will be treated for tax purposes as dividends from a taxable Canadian corporation. Accordingly, where a dividend is received by an individual resident in Canada, the individual will be required to include in income the dividend plus 25% of the dividend and will be entitled to claim a federal dividend tax credit, equal to 16 2/3% of the amount of the dividend. Where the dividend is received by a corporation resident in Canada, the dividend will normally be free of tax under Part I of the Income Tax Act but may be subject to refundable tax under Part IV of the Income Tax Act.

Minimum Tax on Individuals

The minimum tax provisions in the Income Tax Act require an individual (other than certain trusts) to pay an amount of tax under the Income Tax Act equal to the greater of the tax otherwise payable by him under Part I of the Income Tax Act and a minimum amount computed by reference to his "adjusted taxable income" for that year.

In computing adjusted taxable income, a Purchaser must generally include all taxable dividends (without application of the gross-up) and 80% of net capital gains, and certain deductions and credits otherwise available are disallowed, including amounts in respect of CEE and any interest and other financing expenses in respect of borrowing to acquire the Flow-Through Shares.

Whether and to what extent the tax liability of a Purchaser is increased by the alternative minimum tax will depend on the amount of Purchaser's income, the sources from which it is derived, and the nature and amount of any deductions claimed.

Any additional tax payable by a Purchaser for a year which results from the application of the minimum tax provisions may be carried forward and applied by the Purchaser against his Part I tax otherwise payable in any of the seven immediately following taxation years. However, this carried forward amount will only be creditable in any of these years to the extent that his tax payable for such years, calculated without reference to the minimum tax provisions, exceeds his tax payable under the minimum tax provisions.

Item 7 Compensation Paid to Sellers and Finders

The Issuer may pay commission or fees to any person in connection with the offering hereunder to a maximum of 8% of the subscribed amount.

Item 8 Risk Factors

Capital Requirements

Management of the Issuer believes that the cash on hand, together with the proceeds from the offering, will be adequate to meet the Issuer's financial needs, assuming the Unit Offering is fully subscribed, for the 3-6 months following the closing. The Issuer will require further capital to maintain and undertake further exploration and evaluation of its properties and to exercise the option, when obtained, to acquire a 50% interest in the Damoti Lake gold property.

The Issuer has no revenues from operations and, as such, will need to raise additional funds, by way of equity financings and/or commercial credit facilities, in order to finance its additional working capital requirements. If the Unit Offering is fully subscribed, the Issuer anticipates that it will have sufficient working capital for its general and administrative expenses for a approximately five months, based on current budgeted expenditures. If the Unit Offering is not fully subscribed the Issuer will need for additional financing prior to that time, assuming general and administrative expenses continue at current levels. The Issuer is currently evaluating all non-essential budget items and will take steps to reduce overhead and seek financing from other sources, including by way of a further equity offering, or debt financing. There is no assurance that such financing will be available on acceptable terms, or at all.

Tax Related

Although it is not common to obtain an advance income tax ruling for an offering such as this, no such ruling has been obtained or sought from the CCRA for this offering. There may be disagreements with the CCRA with respect to certain tax consequences associated with an acquisition of the Flow-Through Shares. The alternative minimum tax could limit tax benefits available to Purchasers.

Management

The success of the Issuer is currently largely dependent on the performance of its current management. There is no assurance the Issuer can maintain the services of current management or other qualified personnel required to operate its business. The loss of the services of these persons could have a material adverse effect on the Issuer's business and prospects.

Risk of Mineral Exploration

There are no known reserves of ore on any of the properties in which the Issuer has an interest and any exploration program carried out by the Issuer is an exploratory search for ore.

Exploration of properties requires compliance with the laws of the jurisdiction in which such properties are located and potential changes to laws relating to exploration activities, environmental considerations and title to properties are a significant risk. In addition, factors such as commodity price and equity market fluctuation, and climatic conditions are all beyond the control of the Issuer and also pose significant risks.

Competition

Significant competition exists for mining opportunities. There are a number of large established mining companies with greater financial and technical resources than the Issuer and the Issuer may be unable to successfully complete for additional attractive mining properties or for additional funds to further explore and advance its properties. There can be no assurance that the Issuer's exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

Factors that May Detrimentally Affect the Markets for Resources

Resource exploration and development is a speculative business and involves a high degree of risk. The marketability of natural resources which may be acquired or discovered by the Issuer will be affected by numerous factors beyond the control of the Issuer. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, supply and demand, inflation, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combined effect of these factors may result in the Issuer and its shareholders not receiving an adequate return on invested capital.

Uninsurable Risks

In the course of exploration and development of, and production from, mineral resource properties, certain risks, and in particular, unexpected or unusual geological formations and changing operating conditions may occur and may expose the Issuer to liabilities. Should such liabilities arise, the payment of such liabilities may have a material, adverse effect on the Issuer's financial position. It is not always possible to fully insure against such risks or the Issuer may elect not to cover such risks because of the high cost of such insurance. The Issuer may become subject to liability for pollution or hazards. Payment of liabilities for claims for such occurrences could reduce or eliminate any future profitability and could result in increasing costs and a decline in the value of the securities of the Issuer.

Failure to Comply with Laws

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring substantial capital expenditures. Issuers engaged in mining operations may be required to compensate for loss or damage resulting from mining activities and may be subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

Uncertainty of Ownership Right of Resource Properties

There is no assurance of title to any property interests acquired by the Issuer. Property interests may be subject to prior unregistered agreements or transfers or other land claims, undisclosed compliance failure by prior owners or deficiencies in registration or renewals of such interests and title may be affected by defects, misinterpretation and adverse laws and regulations which have not been identified by the Issuer.

Permits and Licenses

The operations of the Issuer require licenses and permits from various governmental authorities. While the Issuer currently has been granted all requisite licenses and permits to enable it to carry on its existing business and operations, there can be no assurance that the Issuer will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Environmental Regulations

The Issuer's operations are subject to environmental regulations, which are subject to change, promulgated by government agencies governing prospecting, mining, production, taxes, waste disposal, toxic substances and operation of mines. Failure to comply with such environmental regulations may result in enforcement action being taken against the Issuer including orders to cease operations, and/or take corrective measures requiring capital expenditures and delay. The Issuer may also be required to compensate those suffering loss or damage as a result of any such failure to comply.

Potential Conflicts of Interest

The directors and officers of the Issuer may serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in or compete for opportunities in which the Issuer is also interested, such directors and officers of the Issuer may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each Issuer's participation. The laws of British Columbia require the directors and officers to act honestly, in good faith, and in the best interests of the Issuer and its shareholders. However, in conflict of interest situations, directors and officers of the Issuer may owe the same duty to another issuer. There is no assurance that the needs of the Issuer will receive priority in all cases.

Item 9 Reporting Obligations

9.1 The Issuer is a reporting issuer in British Columbia and Ontario and, as such is required to file and make material information respecting its affairs generally available to the public, including press releases, material change reports, proxy materials for meetings of shareholders and certain financial information. As a shareholder of the Company you will receive audited financial statements annually and unaudited interim financial statements on a quarterly basis in accordance with the *Securities Act* (British Columbia). You will also be given notice of and entitled to attend general meetings of the holders of outstanding common shares of the Company in accordance with the *Company Act* (British Columbia).

9.2 Corporate or securities information about the Issuer is available for viewing on the SEDAR website at www.sedar.com.

Item 10 Resale Restrictions

These securities will be subject to a number of resale restrictions, including a restriction on trading. Until the restriction on trading expires, you will not be able to trade the securities unless you comply with an exemption from the prospectus and registration requirements under securities legislation.

Unless permitted under securities legislation, you cannot trade the securities before the date that is 4 months and a day after the distribution date.

Item 11 Purchaser's Rights

If you purchase these securities you will have certain rights, some of which are described below. For information about your rights you shall consult your lawyer.

1. **Two Day Cancellation Right** - You can cancel your agreement to purchase the securities offered by this offering memorandum. To do so, you must send a notice to us by midnight on the 2nd business day after you sign the agreement to buy the securities.

2. **Statutory Rights of Action in the Event of a Misrepresentation**

   If there is a misrepresentation in this offering memorandum, you have a statutory right to sue:

(a) the Issuer to cancel your agreement to buy these securities, or

(b) for damages against the Issuer.

This statutory right to sue is available to you whether or not you relied on the misrepresentation. However, there are various defences available to the persons or companies that you have a right to sue. In particular, they have a defence if you knew of the misrepresentation when you purchased the securities.

If you intend to rely on the rights described in (a) or (b) above, you must do so within strict time limitations. You must commence your action to cancel the agreement within 180 days after the closing under the Securities Act (British Columbia) and within 180 days after the date of the transaction that gave rise to the right of action under the Securities Act (Alberta). You must commence your action for damages within the earlier of 180 days after the date you first had knowledge of the misrepresentation and three years from the closing date under the Securities Act (British Columbia) and within the earlier of 180 days from the date you first had knowledge of the facts giving rise to the cause of action and one year from the date of the transaction that gave rise to the cause of action under the Securities Act (Alberta).

You may have other rights in addition to those described above. For information about your rights, you should consult a lawyer.

Item 12 Date and Certificate

Dated: July 16, 2002.

This offering memorandum does not contain a misrepresentation.

CANADIAN ZINC CORPORATION

"Malcolm JA Swallow"	*"Robert J Gayton"*
Malcolm J.A. Swallow, Chief Executive Officer	Robert J. Gayton, Chief Financial Officer
"Malcolm JA Swallow"	*"John A MacPherson"*
Director	Director

PROMOTER

"John A MacPherson"
John A. MacPherson

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933 or the securities laws of any state of the United States or any other area subject to the jurisdiction of the United States, and may not be offered or sold, directly or indirectly or delivered in the United States or to or for the account of a U.S. person unless registered under the 1933 Act and all applicable State securities laws or unless an exemption from registration is available. The securities have not been approved by the Securities and Exchange Commission, nor have any States securities regulatory authorities passed upon or endorsed the merits of this Offering or the adequacy or accuracy of these offering documents. The securities are subject to restrictions on transferability and resale and may not be transferred or resold in the United States or to a U.S. person unless they are registered under the 1933 Act and applicable States securities laws or unless an exemption from such registration is available. Any representation to the contrary is unlawful.